Exhibit 99.1

nuvini

NVNI | Nasdaq Listed

Corporate

Nuvini Provides Update on Leadership Team

CEO and COO to Oversee Financial Functions as Company Conducts CFO Search

NEW YORK, February 10, 2026 (GLOBE NEWSWIRE) – Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading serial acquirer in the Latin American SaaS sector, today shared that Mr. Roberto Otero has stepped down from his role as Chief Financial Officer. Mr. Otero’s decision was primarily driven by personal matters, as well as his interest in pursuing new professional endeavors. His departure is not related to any disagreement with the Company regarding its financial reporting, accounting practices, internal controls, operations, or policies.

The Company’s financial functions will continue to be managed by Pierre Schurmann, Chief Executive Officer, and Gustavo Usero, Chief Operating Officer, ensuring a smooth and seamless transition. Nuvini has initiated a thoughtful recruitment process to identify the right candidate for the CFO position.

“We wish Roberto well and thank him for his contributions. Our financial operations continue to run smoothly with the full support of our experienced leadership team,” said Pierre Schurmann, Chief Executive Officer of Nuvini. “With Gustavo and me providing direct oversight, we remain focused on executing our strategic plan and delivering value for shareholders. We are confident in identifying the right leader for this role at the right time.”

About Nuvini

Headquartered in Sao Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete potential acquisitions on the anticipated timeline or at all; general market conditions; and other factors discussed in the “Risk Factors” section of the Company’s Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor Relations Contact

Sofia Toledo

ir@nuvini.com